UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(January 20, 2010)

DIVERSINET CORP.

--------------------------------------------------------------------------------

(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

--------------------------------------------------------------------------------

(Address of principal executive offices)

1.

Material Change Report filed in Canada

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

    ---

      ---

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

---

         ---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

 --------------------------------------

(REGISTRANT)

DATE: January 20, 2010

BY:    /S/ DAVID HACKETT

--------------------------------------

DAVID HACKETT, CHIEF FINANCIAL OFFICER

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Diversinet Corp. (“Diversinet” or the “Corporation”)

2235 Sheppard Avenue East, Suite 1700

Toronto, Ontario  M2J 5B5

Item 2

Date of Material Change

January 20, 2010

Item 3

News Release

A press release with respect to the material change described herein was issued on January 20, 2010.

Item 4

Summary of Material Change

Diversinet has received notice from AllOne Mobile Corporation (“AllOne”) and AllOne Health Group, Inc. (“AHG”) that it has commenced a legal proceeding in Pennsylvania seeking the termination of the September 2008 license and revenue sharing agreement (the “License Agreement”) upon payment of $3,000,000.

Item 5

Full Description of Material Change

Diversinet has received notice from AllOne Mobile Corporation (“AllOne”) and AllOne Health Group, Inc. (“AHG”) that it has commenced a legal proceeding in Pennsylvania seeking the termination of the September 2008 license and revenue sharing agreement (the “License Agreement”) upon payment of $3,000,000.

AllOne and AHG have asked the courts for a declaration of the parties’ rights and obligations under the License Agreement.  AllOne and AHG claim that their liability under the License Agreement is limited to $3,000,000.  The complaint provides that, should the court provide judgment in AllOne and AHG’s favor, AllOne would pay $3,000,000 to Diversinet and terminate the License Agreement.

Diversinet is seeking counsel’s advice and will review all options and available remedies.  Diversinet believes that the amounts due under the License Agreement, if terminated at this time, are substantially greater than AllOne and AHG’s claim.

In September 2008, Diversinet entered into the License Agreement with AllOne, a wholly owned subsidiary of AHG, which in turn is a wholly owned subsidiary of Hospital Service Association of Northeastern Pennsylvania (“HSA”) to cross license certain software and share revenues from the worldwide sales.  HSA currently owns 6,956,152 common shares of Diversinet, representing approximately 14.5% of the issued and outstanding common shares of Diversinet.

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-120

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

David Hackett, Chief Financial Officer, is knowledgeable about the material change and this report.  Mr. Hackett can be contacted at (416) 756-2324, extension 275.

Item 9

Date of Report

January 20, 2010

DIVERSINET RECEIVES NOTICE FROM ALLONE OF INTENTION TO TERMINATE LICENSE AGREEMENT

Toronto, Ontario, January 20, 2010 – Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF), a leading provider of secure application platforms for the mobile world, announced today that it has received notice from AllOne Mobile Corporation (“AllOne”) and AllOne Health Group, Inc. (“AHG”) that it has commenced a legal proceeding in Pennsylvania seeking the termination of the September 2008 license and revenue sharing agreement (the “License Agreement”) upon payment of $3,000,000.

AllOne and AHG have asked the courts for a declaration of the parties’ rights and obligations under the License Agreement.  AllOne and AHG claim that their liability under the License Agreement is limited to $3,000,000.  The complaint provides that, should the court provide judgment in AllOne and AHG’s favor, AllOne would pay $3,000,000 to Diversinet and terminate the License Agreement.

Diversinet is seeking counsel’s advice and will review all options and available remedies.  Diversinet believes that the amounts due under the License Agreement, if terminated at this time, are substantially greater than AllOne and AHG’s claim.

In September 2008, Diversinet entered into the License Agreement with AllOne, a wholly owned subsidiary of AHG, which in turn is a wholly owned subsidiary of Hospital Service Association of Northeastern Pennsylvania (“HSA”) to cross license certain software and share revenues from the worldwide sales.  HSA currently owns 6,956,152 common shares of Diversinet, representing approximately 14.5% of the issued and outstanding common shares of Diversinet.

About Diversinet Corp.

Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF) is a leading provider of secure application platforms for the mobile world utilizing wireless authentication and access solutions that secure the personal identity, transactions and data of consumers over almost any mobile phone or handheld device.  Diversinet’s reliable, end-to-end MobiSecure Wallet and Vault products provide global, secure and cost effective applications to mobilize personal health records, financial services transactions and identity protection management.  Connect with Diversinet Corp. at www.diversinet.com.

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbour” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings and the term of the agreement with AllOne Mobile Corporation.  Such forward-looking information involves important risks and uncertainties, including the uncertainty of the outcome of the proceedings initiated by AllOne, that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company.  For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Company Contact

Investor Relations

Diversinet Corp.

Liolios Group, Inc.

David Hackett

Ron Both

Chief Financial Officer

Managing Director

416-756-2324 ext. 275

949-574-3860 ext 1710

dhackett@diversinet.com

rboth@liolios.com